UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

5/F, Building 2, No. 2570

Hechuan Road, Minhang District

Shanghai, China 201101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Xiao-I Corporation (the “Company”) is furnishing this Report on Form 6-K to report the issuance of a press release announcing its plan to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares from one (1) ADS representing sixty (60) ordinary shares to one (1) ADS representing four hundred and twenty (420) ordinary shares. For the Company’s ADS holders, the change in the ADS ratio will have the same effect as a one-for-seven reverse ADS split.

The ordinary shares of the Company will not be affected by this change in the ADS ratio. No ordinary shares will be issued or canceled in connection with the change in the ADS ratio, and holders of the Company’s ordinary shares will be unaffected by the new ADS ratio.

The Company’s ADSs are expected to trade on The Nasdaq Stock Market on a post-reverse ADS split basis under the symbol “AIXI” beginning on September 8, 2026 (the “Effective Date”). The new CUSIP number for the Company’s ADSs following the reverse ADS split is expected to be 98423X407. The exchange of every seven (7) then-held ADSs for one (1) new ADS will occur automatically on the Effective Date, with the then-held ADSs being canceled and new ADSs being issued by Citibank, N.A., as depositary.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-286469) and Form F-3 (File No. 333-279306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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